UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Advanced BioEnergy, LLC
(Name of Issuer)
Membership Units
(Title of Class of Securities)
Not Applicable
(CUSIP Number)
Richard R. Peterson, 10201 Wayzata Boulevard, Suite 250, Minneapolis, Minnesota 55305
(763) 226-2701
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 28, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	N/A

1.	NAMES OF REPORTING PERSONS: John E. Lovegrove I.R.S. Identification Nos. of above persons (entities only):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America.

	7.	SOLE VOTING POWER

NUMBER OF		None

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		413,845*

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		43,000

WITH	10.	SHARED DISPOSITIVE POWER

None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

413,845*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.79%**

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

* Of the 413,845 units of membership interest (“Units“) reported in this Schedule 13D, 43,000 are owned jointly by John E. Lovegrove and his spouse, 20,000 are owned jointly by Keith E. Spohn and his spouse, 18,900 are owned by a trust created by Thomas A. Ravencroft, 34,500 are owned by Troy L. Otte, 284,845 are owned by Revis L. Stephenson III and 12,600 are owned by Richard R. Peterson. Except with respect to the Voting Agreement described below, each Reporting Person disclaims any beneficial ownership of any Units beneficially owned by any other Reporting Person or by Ethanol Investment Partners, LLC (“EIP”), Hawkeye Energy Holdings, LLC (“Hawkeye”) or South Dakota Wheat Growers Association (“SDWG”).
Each of the Reporting Persons entered into a Voting Agreement (the “Voting Agreement”), effective August 28, 2009, by and among EIP, Advanced BioEnergy, LLC (“ABE”), Hawkeye (and each of Hawkeye and EIP, an “Investor”) and SDWG (collectively, the “Voting Agreement Parties”), whereby the Voting Agreement Parties agreed that the Chief Executive Officer of ABE be nominated and elected to the ABE board of directors (the “CEO Designee”) and that the Investors each be entitled to designate two representatives to the ABE board of directors; provided, however, that if an Investor holds 5% or more but less than 10% of the then outstanding units of membership interest in ABE, such Investor shall have the right to designate one nominee to the ABE board of directors, and if an Investor holds less than 5% of the then outstanding units of membership interest in ABE, such Investor shall no longer have the right to designate any nominee to the ABE board of directors (each of the CEO Designee and the designees of the Investors, the “Designees”). The Voting Agreement Parties are obligated to nominate for election, recommend to ABE’s members the election of, and vote all units of membership interest of ABE held by such Voting Agreement Parties for the Designees as members of the board of directors of ABE, and the Voting Agreement Parties are required not to take any action that would result in, and to take any action necessary to prevent, the removal of any of the Designees and are prohibited from granting a proxy with respect to any units that is inconsistent with the terms of the Voting Agreement. The Voting Agreement is attached as Exhibit B to this Schedule 13D.
In entering into the Voting Agreement, the Voting Agreement Parties agreed to act together for the purpose of voting their respective units of membership interest of ABE, and as a result, the Voting Agreement Parties may be deemed to be a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934. The Reporting Persons do not expressly affirm membership in a group, however, and the Reporting Persons will vote with the other Voting Agreement Parties for the sole purpose of nominating and electing the Designees. Accordingly, the 413,845 Units reported in this Schedule 13D does not include units of membership interest of ABE owned by EIP, Hawkeye or SDWG. This Schedule 13D only reports information on the Reporting Persons identified in Item 2 of this Schedule 13D.
** Based on 14,851,962 units of membership interest outstanding as of August 28, 2009.

CUSIP No.	N/A

1.	NAMES OF REPORTING PERSONS: Revis L. Stephenson III I.R.S. Identification Nos. of above persons (entities only):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America.

	7.	SOLE VOTING POWER

NUMBER OF		None

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		413,845*

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		284,845

WITH	10.	SHARED DISPOSITIVE POWER

None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

413,845*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.79%**

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

* Of the 413,845 units of membership interest (“Units”) reported in this Schedule 13D, 43,000 are owned jointly by John E. Lovegrove and his spouse, 20,000 are owned jointly by Keith E. Spohn and his spouse, 18,900 are owned by a trust created by Thomas A. Ravencroft, 34,500 are owned by Troy L. Otte, 284,845 are owned by Revis L. Stephenson III and 12,600 are owned by Richard R. Peterson. Except with respect to the Voting Agreement described below, each Reporting Person disclaims any beneficial ownership of any Units beneficially owned by any other Reporting Person or by Ethanol Investment Partners, LLC (“EIP”), Hawkeye Energy Holdings, LLC (“Hawkeye”) or South Dakota Wheat Growers Association (“SDWG”).
Each of the Reporting Persons entered into a Voting Agreement (the “Voting Agreement”), effective August 28, 2009, by and among EIP, Advanced BioEnergy, LLC (“ABE”), Hawkeye (and each of Hawkeye and EIP, an “Investor”) and SDWG (collectively, the “Voting Agreement Parties”), whereby the Voting Agreement Parties agreed that the Chief Executive Officer of ABE be nominated and elected to the ABE board of directors (the “CEO Designee”) and that the Investors each be entitled to designate two representatives to the ABE board of directors; provided, however, that if an Investor holds 5% or more but less than 10% of the then outstanding units of membership interest in ABE, such Investor shall have the right to designate one nominee to the ABE board of directors, and if an Investor holds less than 5% of the then outstanding units of membership interest in ABE, such Investor shall no longer have the right to designate any nominee to the ABE board of directors (each of the CEO Designee and the designees of the Investors, the “Designees”). The Voting Agreement Parties are obligated to nominate for election, recommend to ABE’s members the election of, and vote all units of membership interest of ABE held by such Voting Agreement Parties for the Designees as members of the board of directors of ABE, and the Voting Agreement Parties are required not to take any action that would result in, and to take any action necessary to prevent, the removal of any of the Designees and are prohibited from granting a proxy with respect to any units that is inconsistent with the terms of the Voting Agreement. The Voting Agreement is attached as Exhibit B to this Schedule 13D.
In entering into the Voting Agreement, the Voting Agreement Parties agreed to act together for the purpose of voting their respective units of membership interest of ABE, and as a result, the Voting Agreement Parties may be deemed to be a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934. The Reporting Persons do not expressly affirm membership in a group, however, and the Reporting Persons will vote with the other Voting Agreement Parties for the sole purpose of nominating and electing the Designees. Accordingly, the 413,845 Units reported in this Schedule 13D does not include units of membership interest of ABE owned by EIP, Hawkeye or SDWG. This Schedule 13D only reports information on the Reporting Persons identified in Item 2 of this Schedule 13D.
** Based on 14,851,962 units of membership interest outstanding as of August 28, 2009.

CUSIP No.	N/A

1.	NAMES OF REPORTING PERSONS: Richard R. Peterson I.R.S. Identification Nos. of above persons (entities only):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America.

	7.	Sole Voting Power

NUMBER OF		None

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		413,845*

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,600

WITH	10.	SHARED DISPOSITIVE POWER

None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

413,845*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.79%**

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

* Of the 413,845 units of membership interest (“Units”) reported in this Schedule 13D, 43,000 are owned jointly by John E. Lovegrove and his spouse, 20,000 are owned jointly by Keith E. Spohn and his spouse, 18,900 are owned by a trust created by Thomas A. Ravencroft, 34,500 are owned by Troy L. Otte, 284,845 are owned by Revis L. Stephenson III and 12,600 are owned by Richard R. Peterson. Except with respect to the Voting Agreement described below, each Reporting Person disclaims any beneficial ownership of any Units beneficially owned by any other Reporting Person or by Ethanol Investment Partners, LLC (“EIP”), Hawkeye Energy Holdings, LLC (“Hawkeye”) or South Dakota Wheat Growers Association (“SDWG”).
Each of the Reporting Persons entered into a Voting Agreement (the “Voting Agreement”), effective August 28, 2009, by and among EIP, Advanced BioEnergy, LLC (“ABE”), Hawkeye (and each of Hawkeye and EIP, an “Investor”) and SDWG (collectively, the “Voting Agreement Parties”), whereby the Voting Agreement Parties agreed that the Chief Executive Officer of ABE be nominated and elected to the ABE board of directors (the “CEO Designee”) and that the Investors each be entitled to designate two representatives to the ABE board of directors; provided, however, that if an Investor holds 5% or more but less than 10% of the then outstanding units of membership interest in ABE, such Investor shall have the right to designate one nominee to the ABE board of directors, and if an Investor holds less than 5% of the then outstanding units of membership interest in ABE, such Investor shall no longer have the right to designate any nominee to the ABE board of directors (each of the CEO Designee and the designees of the Investors, the “Designees”). The Voting Agreement Parties are obligated to nominate for election, recommend to ABE’s members the election of, and vote all units of membership interest of ABE held by such Voting Agreement Parties for the Designees as members of the board of directors of ABE, and the Voting Agreement Parties are required not to take any action that would result in, and to take any action necessary to prevent, the removal of any of the Designees and are prohibited from granting a proxy with respect to any units that is inconsistent with the terms of the Voting Agreement. The Voting Agreement is attached as Exhibit B to this Schedule 13D.
In entering into the Voting Agreement, the Voting Agreement Parties agreed to act together for the purpose of voting their respective units of membership interest of ABE, and as a result, the Voting Agreement Parties may be deemed to be a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934. The Reporting Persons do not expressly affirm membership in a group, however, and the Reporting Persons will vote with the other Voting Agreement Parties for the sole purpose of nominating and electing the Designees. Accordingly, the 413,845 Units reported in this Schedule 13D does not include units of membership interest of ABE owned by EIP, Hawkeye or SDWG. This Schedule 13D only reports information on the Reporting Persons identified in Item 2 of this Schedule 13D.
** Based on 14,851,962 units of membership interest outstanding as of August 28, 2009.

CUSIP No.	N/A

1.	NAMES OF REPORTING PERSONS: Troy L. Otte I.R.S. Identification Nos. of above persons (entities only):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America.

	7.	SOLE VOTING POWER

NUMBER OF		None

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		413,845*

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		34,500

WITH	10.	SHARED DISPOSITIVE POWER

None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

413,845*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.79%**

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

* Of the 413,845 units of membership interest (“Units”) reported in this Schedule 13D, 43,000 are owned jointly by John E. Lovegrove and his spouse, 20,000 are owned jointly by Keith E. Spohn and his spouse, 18,900 are owned by a trust created by Thomas A. Ravencroft, 34,500 are owned by Troy L. Otte, 284,845 are owned by Revis L. Stephenson III and 12,600 are owned by Richard R. Peterson. Except with respect to the Voting Agreement described below, each Reporting Person disclaims any beneficial ownership of any Units beneficially owned by any other Reporting Person or by Ethanol Investment Partners, LLC (“EIP”), Hawkeye Energy Holdings, LLC (“Hawkeye”) or South Dakota Wheat Growers Association (“SDWG”).
Each of the Reporting Persons entered into a Voting Agreement (the “Voting Agreement”), effective August 28, 2009, by and among EIP, Advanced BioEnergy, LLC (“ABE”), Hawkeye (and each of Hawkeye and EIP, an “Investor”) and SDWG (collectively, the “Voting Agreement Parties”), whereby the Voting Agreement Parties agreed that the Chief Executive Officer of ABE be nominated and elected to the ABE board of directors (the “CEO Designee”) and that the Investors each be entitled to designate two representatives to the ABE board of directors; provided, however, that if an Investor holds 5% or more but less than 10% of the then outstanding units of membership interest in ABE, such Investor shall have the right to designate one nominee to the ABE board of directors, and if an Investor holds less than 5% of the then outstanding units of membership interest in ABE, such Investor shall no longer have the right to designate any nominee to the ABE board of directors (each of the CEO Designee and the designees of the Investors, the “Designees”). The Voting Agreement Parties are obligated to nominate for election, recommend to ABE's members the election of, and vote all units of membership interest of ABE held by such Voting Agreement Parties for the Designees as members of the board of directors of ABE, and the Voting Agreement Parties are required not to take any action that would result in, and to take any action necessary to prevent, the removal of any of the Designees and are prohibited from granting a proxy with respect to any units that is inconsistent with the terms of the Voting Agreement. The Voting Agreement is attached as Exhibit B to this Schedule 13D.
In entering into the Voting Agreement, the Voting Agreement Parties agreed to act together for the purpose of voting their respective units of membership interest of ABE, and as a result, the Voting Agreement Parties may be deemed to be a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934. The Reporting Persons do not expressly affirm membership in a group, however, and the Reporting Persons will vote with the other Voting Agreement Parties for the sole purpose of nominating and electing the Designees. Accordingly, the 413,845 Units reported in this Schedule 13D does not include units of membership interest of ABE owned by EIP, Hawkeye or SDWG. This Schedule 13D only reports information on the Reporting Persons identified in Item 2 of this Schedule 13D.
** Based on 14,851,962 units of membership interest outstanding as of August 28, 2009.

CUSIP No.	N/A

1.	NAMES OF REPORTING PERSONS: Keith A. Spohn I.R.S. Identification Nos. of above persons (entities only):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America.

	7.	SOLE VOTING POWER

NUMBER OF		None

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		413,845*

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		20,000

WITH	10.	SHARED DISPOSITIVE POWER

None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

413,845*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.79%**

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

* Of the 413,845 units of membership interest (“Units”) reported in this Schedule 13D, 43,000 are owned jointly by John E. Lovegrove and his spouse, 20,000 are owned jointly by Keith E. Spohn and his spouse, 18,900 are owned by a trust created by Thomas A. Ravencroft, 34,500 are owned by Troy L. Otte, 284,845 are owned by Revis L. Stephenson III and 12,600 are owned by Richard R. Peterson. Except with respect to the Voting Agreement described below, each Reporting Person disclaims any beneficial ownership of any Units beneficially owned by any other Reporting Person or by Ethanol Investment Partners, LLC (“EIP”), Hawkeye Energy Holdings, LLC (“Hawkeye”) or South Dakota Wheat Growers Association (“SDWG”).
Each of the Reporting Persons entered into a Voting Agreement (the “Voting Agreement”), effective August 28, 2009, by and among EIP, Advanced BioEnergy, LLC (“ABE”), Hawkeye (and each of Hawkeye and EIP, an “Investor”) and SDWG (collectively, the “Voting Agreement Parties”), whereby the Voting Agreement Parties agreed that the Chief Executive Officer of ABE be nominated and elected to the ABE board of directors (the “CEO Designee”) and that the Investors each be entitled to designate two representatives to the ABE board of directors; provided, however, that if an Investor holds 5% or more but less than 10% of the then outstanding units of membership interest in ABE, such Investor shall have the right to designate one nominee to the ABE board of directors, and if an Investor holds less than 5% of the then outstanding units of membership interest in ABE, such Investor shall no longer have the right to designate any nominee to the ABE board of directors (each of the CEO Designee and the designees of the Investors, the “Designees”). The Voting Agreement Parties are obligated to nominate for election, recommend to ABE's members the election of, and vote all units of membership interest of ABE held by such Voting Agreement Parties for the Designees as members of the board of directors of ABE, and the Voting Agreement Parties are required not to take any action that would result in, and to take any action necessary to prevent, the removal of any of the Designees and are prohibited from granting a proxy with respect to any units that is inconsistent with the terms of the Voting Agreement. The Voting Agreement is attached as Exhibit B to this Schedule 13D.
In entering into the Voting Agreement, the Voting Agreement Parties agreed to act together for the purpose of voting their respective units of membership interest of ABE, and as a result, the Voting Agreement Parties may be deemed to be a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934. The Reporting Persons do not expressly affirm membership in a group, however, and the Reporting Persons will vote with the other Voting Agreement Parties for the sole purpose of nominating and electing the Designees. Accordingly, the 413,845 Units reported in this Schedule 13D does not include units of membership interest of ABE owned by EIP, Hawkeye or SDWG. This Schedule 13D only reports information on the Reporting Persons identified in Item 2 of this Schedule 13D.
** Based on 14,851,962 units of membership interest outstanding as of August 28, 2009.

CUSIP No.	N/A

1.	NAMES OF REPORTING PERSONS: Thomas A. Ravencroft I.R.S. Identification Nos. of above persons (entities only):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America.

	7.	SOLE VOTING POWER

NUMBER OF		None

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		413,845*

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		18,900

WITH	10.	SHARED DISPOSITIVE POWER

None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

413,845*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.79%**

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

* Of the 413,845 units of membership interest (“Units”) reported in this Schedule 13D, 43,000 are owned jointly by John E. Lovegrove and his spouse, 20,000 are owned jointly by Keith E. Spohn and his spouse, 18,900 are owned by a trust created by Thomas A. Ravencroft, 34,500 are owned by Troy L. Otte, 284,845 are owned by Revis L. Stephenson III and 12,600 are owned by Richard R. Peterson. Except with respect to the Voting Agreement described below, each Reporting Person disclaims any beneficial ownership of any Units beneficially owned by any other Reporting Person or by Ethanol Investment Partners, LLC (“EIP”), Hawkeye Energy Holdings, LLC (“Hawkeye”) or South Dakota Wheat Growers Association (“SDWG”).
Each of the Reporting Persons entered into a Voting Agreement (the “Voting Agreement”), effective August 28, 2009, by and among EIP, Advanced BioEnergy, LLC (“ABE”), Hawkeye (and each of Hawkeye and EIP, an “Investor”) and SDWG (collectively, the “Voting Agreement Parties”), whereby the Voting Agreement Parties agreed that the Chief Executive Officer of ABE be nominated and elected to the ABE board of directors (the “CEO Designee") and that the Investors each be entitled to designate two representatives to the ABE board of directors; provided, however, that if an Investor holds 5% or more but less than 10% of the then outstanding units of membership interest in ABE, such Investor shall have the right to designate one nominee to the ABE board of directors, and if an Investor holds less than 5% of the then outstanding units of membership interest in ABE, such Investor shall no longer have the right to designate any nominee to the ABE board of directors (each of the CEO Designee and the designees of the Investors, the “Designees”). The Voting Agreement Parties are obligated to nominate for election, recommend to ABE's members the election of, and vote all units of membership interest of ABE held by such Voting Agreement Parties for the Designees as members of the board of directors of ABE, and the Voting Agreement Parties are required not to take any action that would result in, and to take any action necessary to prevent, the removal of any of the Designees and are prohibited from granting a proxy with respect to any units that is inconsistent with the terms of the Voting Agreement. The Voting Agreement is attached as Exhibit B to this Schedule 13D.
In entering into the Voting Agreement, the Voting Agreement Parties agreed to act together for the purpose of voting their respective units of membership interest of ABE, and as a result, the Voting Agreement Parties may be deemed to be a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934. The Reporting Persons do not expressly affirm membership in a group, however, and the Reporting Persons will vote with the other Voting Agreement Parties for the sole purpose of nominating and electing the Designees. Accordingly, the 413,845 Units reported in this Schedule 13D does not include units of membership interest of ABE owned by EIP, Hawkeye or SDWG. This Schedule 13D only reports information on the Reporting Persons identified in Item 2 of this Schedule 13D.
** Based on 14,851,962 units of membership interest outstanding as of August 28, 2009.

Item 1.	Security and Issuer
Units of membership interest Advanced BioEnergy, LLC (the “Issuer” or “ABE”) 10201 Wayzata Boulevard, Suite 250 Minneapolis, Minnesota 55305

Item 2.	Identity and Background
(a)	This Schedule 13D is being filed on behalf of the following persons (the “Reporting Persons”):
(i)	John E. Lovegrove

(ii)	Revis L. Stephenson III

(iii)	Richard R. Peterson

(iv)	Troy L. Otte

(v)	Keith E. Spohn

(vi)	Thomas A. Ravencroft
Attached as Exhibit A is a copy of the agreement among the foregoing persons that the subject of this Schedule 13D be filed on behalf of each of them.
The Reporting Persons, Ethanol Investment Partners, LLC (“EIP”), Hawkeye Energy Holdings, LLC (“Hawkeye”) and South Dakota Wheat Growers Association (“SDWG”) may be deemed to be a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934 as a result of entering into the Voting Agreement described in more detail in the footnotes to the cover pages of this Schedule 13D and in Item 4 below. The Reporting Persons do not expressly affirm membership in a group, however, and the Reporting Persons will vote with the other parties to the Voting Agreement solely as provided therein. This Schedule 13D only reports information on the Reporting Persons identified in this Item 2.
(b)	The address of the principal business office of the Reporting Persons is 10201 Wayzata Boulevard, Suite 250, Minneapolis, Minnesota 55305.
(c)	The present principal occupation of each of the Reporting Persons is as follows:
(i)	John E. Lovegrove’s present principal occupation is farming and he is also a director of ABE.
(ii)	Revis L. Stephenson III is the former CEO and a director of ABE.

(iii)	Richard R. Peterson’s present principal occupation is being the Chief Executive Officer, President, Chief Financial Officer and a director of ABE.

(iv)	Troy L. Otte’s present principal occupation is farming and he is also a director of ABE.

(v)	Keith E. Spohn’s present principal occupation is farming and he is also a director of ABE.

(vi)	Thomas A. Ravencroft is retired and a director of ABE.
(d)	None of the Reporting Persons has been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:
(i)	John E. Lovegrove; United States of America

(ii)	Revis L. Stephenson III; United States of America

(iii)	Richard R. Peterson; United States of America

(iv)	Troy Otte; United States of America

(v)	Keith E. Spohn; United States of America

(vi)	Thomas A. Ravencroft; United States of America

Item 3.	Source and Amount of Funds or Other Consideration
This report on Schedule 13D is being filed solely by reason of the Reporting Persons becoming parties to the Voting Agreement and not by reason of the parties making any purchases of Units. Each Reporting Person has separately acquired his Units prior to entering into the Voting Agreement and entered into the Voting Agreement as a condition to Hawkeye purchasing Units of ABE.

Item 4.	Purpose of Transaction
The Reporting Persons entered into a Voting Agreement (the “Voting Agreement”), effective August 28, 2009, by and among EIP, ABE, Hawkeye (each of Hawkeye and EIP, an “Investor”), SDWG, and certain of the directors of ABE (collectively, the “Voting Agreement Parties”), whereby the Voting Agreement Parties agreed that the Chief Executive Officer of ABE be nominated and elected to the ABE board of directors (the “CEO Designee”) and that the Investors each be entitled to designate two representatives to the ABE board of directors;

provided, however, that if an Investor holds less than 10% of the then outstanding units of membership interest in ABE, such Investor shall have the right to designate one nominee to the ABE board of directors, and if an Investor holds less than 5% of the then outstanding units of membership interest in ABE, such Investor shall no longer have the right to designate any nominee to the ABE board of directors (each of the CEO Designee and the designees of the Investors, the “Designees”). The Voting Agreement Parties are obligated to nominate for election, recommend to its members the election of, and vote all units of membership interest of ABE held by such parties for the Designees as members of the board of directors of ABE. The Voting Agreement is attached as Exhibit B to this Schedule 13D.

The Reporting Persons have no agreements with each other with respect to the voting of their Units, except as provided in the Voting Agreement, or with respect to the disposition of their Units. While the Reporting Persons may be deemed a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, the Reporting Persons do not expressly affirm membership in a group and the Reporting Persons will vote with the other Voting Agreement Parties for the sole purpose of nominating and electing directors.

Item 5.	Interest in Securities of the Issuer
(a)	See pages 2 - 4 of cover pages.

(b)	See pages 2 - 4 of cover pages.

(c)	The Reporting Persons have not effected any transactions in the Units of ABE during the sixty days preceding the date of this Schedule 13D.

(d)	Not applicable.

(e)	The Voting Agreement Parties beneficially own approximately 48% of the Units. The Reporting Persons own less than 5% of the Units.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The Reporting Persons entered into the Voting Agreement as of August 28, 2009. See the footnote on the cover page of this Schedule 13D and Item 4 above.

Item 7.	Material to Be Filed as Exhibits
Exhibit A.	Joint Filing Agreement.

Exhibit B.	Voting Agreement.
[signatures on following page]

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 8, 2009
Date
/s/ Richard R. Peterson
Signature

Richard R. Peterson, Chief Executive Officer, President and Chief Financial Officer Name/Title

Exhibit A
          The undersigned hereby agree to file a joint Schedule 13D with respect to the interests of the undersigned in Advanced BioEnergy, LLC. and that the Schedule 13D to which this Exhibit A is attached has been filed on behalf of each of the undersigned.
September 8, 2009

By:	/s/ John E. Lovegrove
John E. Lovegrove

By:	/s/ Revis L. Stephenson
Revis L. Stephenson III

By:	/s/ Richard R. Peterson
Richard R. Peterson

By:	/s/ Troy L. Otte
Troy L. Otte

By:	/s/ Keith E. Spohn
Keith E. Spohn

By:	/s/ Thomas A. Ravencroft
Thomas A. Ravencroft

EXECUTION COPY
Voting Agreement
     This Voting Agreement (this “Agreement”) is made and entered into as of this 28th day of August, 2009, by and among Advanced BioEnergy, LLC, a Delaware limited liability company (the “Company”), Hawkeye Energy Holdings, LLC, a Delaware limited liability company (“Hawkeye”), Ethanol Investment Partners, LLC, a Delaware limited liability company (“Partners” and each of Hawkeye and Partners, an “Investor”), South Dakota Wheat Growers Association, a South Dakota cooperative (“SDWG”), and each of the undersigned directors (the “Directors”) of the Company. The Company, Hawkeye, Partners, SDWG and Directors are collectively referred to herein as the “Parties.” Hawkeye, Partners, SDWG and Directors are collectively referred to herein as the “Members.”
Background
     A. On the date hereof, the Company and Hawkeye entered into that certain Subscription Agreement (the “Subscription Agreement ”) and a related letter agreement (the “Subscription Letter Agreement” and together with the Subscription Agreement and the Registration Rights Agreement, the “Subscription Documents”) providing for the issuance and sale of membership units of the Company (“Units”) to Hawkeye (the 2,200,000 Units issued to Hawkeye on the date hereof, the “Hawkeye Units”). Capitalized terms used herein but not otherwise defined have the meaning given to them in the Subscription Documents.
     B. Prior to the date hereof, Partners, together with Tennessee Ethanol Partners, LP, its Affiliate, acquired 3,250,000 Units (the “Partners Units”). Partners currently has rights pursuant to that certain Voting Agreement (the “Prior Partners Voting Agreement”) between the Company, Partners and certain of the Directors and Officers, dated as of May 4, 2007, and the Parties desire to amend and restate the Prior Partners Voting Agreement in its entirety pursuant to this Agreement.
     C. In connection with the Subscription Documents, two representatives of Hawkeye were appointed to the board of directors of the Company (the “Board”), and prior to the date hereof one representative of Ethanol Capital Management, LLC designated by Partners was elected to the Board.
     D. The Parties desire to cause, in accordance with the terms of this Agreement, two representatives of Hawkeye (the “Hawkeye Board Members”), two representatives of Ethanol Capital Management, LLC designated by Partners (the “Partners Board Members”) and the Chief Executive Officer of the Company (the “CEO Board Member”) to be nominated and elected as members of the Board.
Agreement
     NOW, THEREFORE, in consideration of the foregoing and the mutual promises contained herein, the Parties agree as follows:
1.	VOTING AGREEMENT
          1.1 Board of Directors.

          (a) At each meeting of the Company’s members at which the Board position held by any of the Hawkeye Board Members, the Partners Board Members or the CEO Board Member is up for election, each of the Parties will, as applicable:
          (i) nominate for election to the Board each of the Hawkeye Board Members, each of the Partners Board Members and the CEO Board Member (each of such respective nominees, a “Designee”);
          (ii) recommend to the members (or other security holders) of the Company at any meeting of the members (or other security holders) at which directors are elected the election of each of the Designees;
          (iii) vote (or act by written consent) all Units (or other voting equity securities of the Company) they beneficially own, hold of record or otherwise control at any time, in person or by proxy, to elect each of the Designees to the Board;
          (iv) not take any action that would result in (and take any action necessary to prevent) the removal of any of the Designees from the Board or the increase in the size of the Board to more than nine members without the consent of the Hawkeye. Partners and CEO Board Members; and
          (v) not grant a proxy with respect to any Units that is inconsistent with his, her or its obligations under this Agreement.
          (b) With respect to the second Partners Board Member, who is not a member of the Board as of the date of this Agreement, each of the Parties will have the obligations set forth in Section 1.1(a) from and after the earlier of (i) such time as a vacancy exists on the Board (after the appointment of both of the Hawkeye Board Members) or (ii) the 2010 meeting of the members of the Company.
          1.2 Termination of Rights. In the event that any Investor ceases to own a number of Units (or other voting equity securities of the Company) equal to at least 10% of the then outstanding Units, such Investor shall no longer have the right to appoint two Designees and shall instead have the right to appoint one Designee. In the event that any Investor ceases to own a number of Units (or other voting equity securities of the Company) equal to at least 5% of the then outstanding Units, such Investor shall no longer have the right to appoint any Designee.
          1.3 Proxy. So long as Hawkeye has a right to appoint one or more Designees, each of the Members hereby grants to Hawkeye an irrevocable proxy coupled with an interest to vote, including in any action by written consent, such Member’s Units in accordance with such Member’s agreement to elect the Hawkeye Board Member(s) to the Board in accordance with Section 1.1. So long as Partners has a right to appoint one or more Designees, each of the Members hereby grants to Partners an irrevocable proxy coupled with an interest to vote, including in any action by written consent, such Member’s Units in accordance with such Member’s agreement to elect the Partners Board Member(s) to the Board in accordance with Section 1.1. Each of the Members hereby grants to each of the Investors an irrevocable proxy

ABE Voting Agreement	Page 2

coupled with an interest to vote, including in any action by written consent, such Member’s Units in accordance with such Member’s agreement to elect the CEO Board Member in accordance with Section 1.1.
          1.4 Observation Rights. For so long as Hawkeye owns a number of Units (or other voting equity securities of the Company) equal to at least 75% of the Hawkeye Units, Hawkeye shall be entitled to appoint at any one time one representative (the “Observer”) to the Board. The Observer shall (a) receive all notices and information that the Company distributes to the Board in connection with regularly scheduled meetings (but not special meetings) of the Board at the same time and manner as given to the members of the Board and (b) have the right to attend and observe in a non-voting capacity all regularly scheduled meetings (but not special meetings) of the Board; provided, however, that the Company reserves the right to exclude the Observer from access to any material or meeting or portion thereof if the Company believes on the advice of counsel that such exclusion is reasonably necessary to preserve the attorney-client privilege; and, provided further, that the Observer shall agree to maintain the confidentiality of all Company information and all proceedings of the Board to the same extent as he would be required to do if he were a director of the Company.
          1.5 Directors’ and Officers’ Insurance. The Company shall purchase and maintain for such periods as the Board shall in good faith determine, at its expense, insurance in an amount determined in good faith by the Board to be appropriate, on behalf of any person who after the date hereof is a director of the Company, against any expense, liability or loss asserted against such Person and incurred by such Person in any such capacity, or arising out of such Person’s status as such, subject to customary exclusions. The provisions of this Section 1.5 shall survive any termination of this Agreement.
          1.6 Specific Enforcement. Each Party acknowledges and agrees that each of the Investors will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the Parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Investors shall be entitled to an injunction to prevent breaches of this Agreement and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction, in addition to any other remedy to which each of the Investors may be entitled at law or in equity. No breach by any Party of, or other failure of any Party to perform, any of the respective covenants or obligations of the Parties under this Agreement shall relieve any other Party of its obligations under this Agreement.
          1.7 Aggregation of Units. All Units held by an Investor and its Affiliates shall be aggregated together for purposes of determining the availability of any rights under this Agreement. “Affiliate” means, with respect to any Person, any other Person who, directly or indirectly, controls such first Person or is controlled by said Person or is under common control with said Person, where “control” means power and ability to direct, directly or indirectly, or share equally in or cause the direction of, the management and/or policies of a Person, whether through ownership of voting shares or other equivalent interests of the controlled Person, by contract (including proxy) or otherwise.

ABE Voting Agreement	Page 3

          1.8 Transferees Bound. Each of the Members agrees that any Person to whom any Member transfers any of such Member’s Units shall be bound by the provisions of this Agreement as if such transferee were originally a party hereto, provided, however that no transferee who receives a Member’s Units pursuant to a registered public offering or to the public pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, shall be bound by the provisions of this Agreement. Any attempted transfer in violation of this Section 1.8 shall be null and void.
          1.9 Conflicts of Interest. Nothing herein shall limit the ability of the Board to limit the participation of any Board Member or Observer in circumstances where the Board determines in good faith that the Board Member has a conflict of interest with any matter relating to the Company; provided, however, that the Company shall provide to the Board Member(s) or Observer whose participation is limited (a) to the extent practicable, prior notice of such limitation and (b) in as much detail as is practicable, a description of the matters discussed in his, her or their absence.
2.	MISCELLANEOUS
          2.1 Assignment. This Agreement shall not be assignable by any of the Investors without the prior written consent of the Company.
          2.2 Governing Law. This Agreement shall be governed by and construed in accordance with the Limited Liability Company Act of the State of Delaware as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to its principles of conflicts of laws.
          2.3 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may also be executed and delivered by facsimile signature and in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
          2.4 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.
          2.5 Notices. All notices required or permitted to be given hereunder shall be in writing and may be delivered by hand, by facsimile, by nationally recognized private courier, or by United States mail. Notices delivered by mail shall be deemed given three (3) business days after being deposited in the United States mail, postage prepaid, registered or certified mail, return receipt requested. Notices delivered by hand, by facsimile, or by nationally recognized private courier shall be deemed given on the day of receipt (if such day is a business day or, if such day is not a business day, the next succeeding business day); provided, however, that a notice delivered by facsimile shall only be effective if confirmation is received of receipt of the facsimile at the number provided in this Section 2.5 or if such notice is also delivered by hand, or deposited in the United States mail, postage prepaid, registered or certified mail (return receipt requested), on or before two (2) business days following transmission by facsimile. All notices shall be addressed as follows:

ABE Voting Agreement	Page 4

If to Hawkeye:	with a copy to:

Hawkeye Energy Holdings, LLC 224 S. Bell Ave. Ames, Iowa 50010 Attention: Timothy B. Callahan Fax: (515) 233-5577	Thomas H. Lee Partners 100 Federal Street, 35th Floor Boston, Massachusetts 02110 Attention: Joshua M. Nelson Fax: (617) 227-3514

and a copy to:

Weil, Gotshal & Manges LLP 100 Federal Street, 34th Floor Boston, Massachusetts 02110 Attention: Steven M. Peck Fax: (617) 772-8333

If to Partners:	with a copy to:

Ethanol Investment Partners, LLC c/o Ethanol Capital Management, LLC 4400 East Broadway Blvd. Tucson, Arizona 85711 Attention: Scott Brittenham Telephone: (520) 628-2000 Fax: (520) 323-9177	Baker, Donelson, Bearman, Caldwell & Berkowitz 211 Commerce Street, Suite 1000 Nashville, Tennessee 37201 Attn: Tonya Mitchem Grindon Telephone: (615) 726-5607 Fax: (615) 744-5607

If to the Company:	with a copy to:

Advanced BioEnergy, LLC 10201 Wayzata Boulevard, Suite 250 Minneapolis, Minnesota 55305 Attention: Richard Peterson Fax: (763) 226-2725	Faegre & Benson LLP 2200 Wells Fargo Center 90 South Seventh Street Minneapolis, Minnesota 55402 Attention: Peter J. Ekberg Fax: (612) 766-1600

If to SDWG:	with a copy to:

South Dakota Wheat Growers Association 110 6th Avenue SE Aberdeen, South Dakota 57402 Attention: CEO Fax: (605) 225-0859	Husch Blackwell Sanders LLP 4801 Main Street, Suite 1000 Kansas City, Missouri 64112 Attention: Jason A. Reschly Fax: (816) 983-8080

If to the Directors and Officers:	with a copy to:

ABE Voting Agreement	Page 5

Advanced BioEnergy, LLC 10201 Wayzata Boulevard, Suite 250 Minneapolis, Minnesota 55305 Attention: Donald Gales Fax: (763) 226-2725	Faegre & Benson LLP 2200 Wells Fargo Center 90 South Seventh Street Minneapolis, Minnesota 55402 Attention: Peter J. Ekberg Fax: (612) 766-1600
and/or to such other respective addresses and/or addressees as may be designated by notice given in accordance with the provisions of this Section 2.5.
          2.6 Future Parties to the Agreement. If any person becomes a member of the Board after the date hereof and is or becomes a direct holder of Units, the Company agrees to use good faith efforts to cause each such person to become a party to, and be bound by the terms of, this Agreement as a Director. If a person who is a Director ceases to be a member of the Board, without any further action of any other Party, such person shall cease to be a Party to this Agreement as of the day such person ceases to be a member of the Board; provided, however, for the avoidance of doubt, such cessation of a Director to be a Party to this Agreement shall not release any entity that may be affiliated with or otherwise related to such Director from the obligations of this Agreement.
          2.7 Amendment; Waiver. This Agreement may be amended or modified and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by the Company, each of the Investors and SDWG; provided, however, that any amendment, modification or waiver that materially and adversely affects a Member disproportionately as compared to all other Members shall require the prior written consent of a majority-in-interest of such Members so adversely affected.
          2.8 Entire Agreement. This Agreement, together with the Subscription Documents, constitutes the full and entire understanding and agreement between the Parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the Parties is expressly terminated. The Prior Partners Voting Agreement is hereby amended and restated in its entirety pursuant to this Agreement.
*****
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ABE Voting Agreement	Page 6

     In Witness Whereof, the Parties hereto have executed this Voting Agreement on the date first above written.

Advanced BioEnergy, LLC
/s/ Richard R. Peterson
By:
Name: Richard R. Peterson Its: CEO

Hawkeye Energy Holdings, LLC
/s/ Timothy B. Callahan
By:
Name: Timothy B. Callahan Its: Chief Financial Officer

Ethanol Investment Partners, LLC
/s/ Scott Brittenham
By:
Name: Scott Brittenham Its: President
****
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Signature Page to ABE Voting Agreement

South Dakota Wheat Growers Association
/s/ Dale Locken
By:
Name: Dale Locken Its: CEO/Treasurer
****
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Signature Page to ABE Voting Agreement

Directors:

/s/ Revis L. Stephenson III	/s/ Troy Otte

Revis L. Stephenson III Director	Troy Otte Director

/s/ Scott Brittenham	/s/ Keith E. Spohn

Scott Brittenham Director	Keith E. Spohn Director

/s/ Richard Peterson	/s/ Thomas Ravencroft

Richard Peterson Director	Thomas Ravencroft Director

/s/ Larry L. Cerny

Larry L. Cerny Director

/s/ John E. Lovegrove John E. Lovegrove Director
*****
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Signature Page to ABE Voting Agreement